UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

DSP GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-35256	94-2683643
(State or other jurisdiction of
incorporation or organization)	(Commission file number)	(IRS Employer Identification No.)

2055 Gateway place, Suite 480, San Jose, California		95110
(Address of principal executive offices)		(Zip Code)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2019 to December 31, 2019.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

As required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”), and the requirements of Form SD, a copy of the Conflict Minerals Report of DSP Group, Inc. (the “Company”) for the reporting period January 1, 2019 to December 31, 2019 is provided as Exhibit 1.01 to this Form SD and is publicly available in the “Governance” section of the Investor Relations page of the Company’s website at: http://ir.dspg.com/governance/highlights. The information contained on the Company’s website is not incorporated by reference into this Form SD or the Conflict Minerals Report and should not be considered to be part of this Form SD or the Conflict Minerals Report.

Further to the applicability examination that is described below in the Conflict Minerals Report, the products that the Company contracted to manufacture during 2019 contained a certain amount of necessary conflict minerals, which are specified as gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten, as part of the product functionality requirements. Our minerals supply chain due diligence process is conducted according to the framework set out by the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (2016) and related Supplements, as per the requirement of the Rule and industry best practices. In addition, we work with all of our relevant suppliers to collect necessary information that guides our responsible sourcing practices. We further communicate to our suppliers our commitment and expectations regarding the curtailment of human rights or labor abuses throughout our supply chain.

Item 1.02 Exhibit

A copy of the Company's Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DSP GROUP, INC.

Date: May 29, 2020
	By:	/s/ Dror Levy
Dror Levy Chief Financial Officer and Secretary

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